U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 0-13347

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K and Form 10-KSB	☐ Form 20-F	☐ Form 11-K
	☐ Form 10-Q and Form 10-QSB	☐ Form N-SAR

For Period Ended:  December 31, 2003

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Neurologix, Inc.

Full Name of Registrant

Former name if applicable

One Bridge Plaza

Address of principal executive office (Street and number)

Fort Lee, New Jersey, 07024

City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

On February 9, 2004, the Registrant’s stockholders adopted and approved a merger agreement (the “Merger Agreement”) by and among Neurologix, Inc. (formerly known as Change Technology Partners, Inc. and hereinafter to as the “Registrant”), CTP/N Merger Corp., a wholly-owned subsidiary of the Registrant and Neurologix Research, Inc. (formerly known as Neurologix, Inc. and hereinafter referred to as “NRI”), a privately held company. On February 10, 2004, the merger was completed and CTP/N Merger Corp. merged with and into NRI, with NRI as the surviving corporation. This transaction is being accounted for as a reverse merger. The Registrant is unable to complete the required financial statements for this period in a timely manner without unreasonable effort and expense, but expects to file the required report within the allocated extension.

PART IV

OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification

Mark S. Hoffman	201	592-6451

Secretary and Treasurer
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the receding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Neurologix, Inc.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 29, 2004	By	/S/ MARK S. HOFFMAN
Secretary and Treasurer